UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934



                                CONMED Corporation
--------------------------------------------------------------------------------

                            Common stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   207410101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Stephen DuBois, Camber Capital Management LLC, 101 Huntington Avenue,
Boston, MA 02199, 617-717-6600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 December 13, 2013
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.   [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See S.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 207410101                   13D                      Page 2 of 6 Pages

--------------------------------------------------------------------------------

     1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Camber Capital Management LLC
          42-1693587
--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
          (a) [ ]
          (b) X
--------------------------------------------------------------------------------
     3.   SEC USE ONLY

--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS (see instructions)

          WC
--------------------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Camber Capital Management LLC -- Massachusetts
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER

                         0 shares
                   -------------------------------------------------------------
                    8.   SHARED VOTING POWER
   NUMBER OF
     SHARES               1,385,000 shares
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH      9.   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH            0 shares
                   -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER

                         1,385,000 shares
                   -------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,385,000 shares
--------------------------------------------------------------------------------
     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]

--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.02%
--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (see instructions)

          IA
--------------------------------------------------------------------------------

CUSIP No. 207410101                   13D                      Page 3 of 6 Pages

--------------------------------------------------------------------------------

     1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Stephen DuBois

--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
          (a) [ ]
          (b) X
--------------------------------------------------------------------------------
     3.   SEC USE ONLY

--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS (see instructions)

          WC
--------------------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Stephen DuBois -- Massachusetts
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER

                         0 shares
                   -------------------------------------------------------------
                    8.   SHARED VOTING POWER
   NUMBER OF
     SHARES               1,385,000 shares
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH      9.   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH            0 shares
                   -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER

                         1,385,000 shares
                   -------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,385,000 shares
--------------------------------------------------------------------------------
     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]

--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.02%
--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (see instructions)

          IN
--------------------------------------------------------------------------------

CUSIP No.  207410101                  13D                      Page 4 of 6 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D refers to the shares of common stock, par value $0.01 per common stock (the "Shares") of CONMED Corporation, a Delaware corporation (the "Company"). The Company's principal executive office is located at 525 French Road, Utica, NY 13502.

Item 2. Identity and Background.

(a) Camber Capital Management LLC, a Massachusetts limited liability company ("Camber"), with respect to Shares beneficially owned and held of record by two private investment funds and one managed account for which Camber serves as the investment manager with full discretionary authority;

          Stephen DuBois ("Mr. DuBois"), as managing member of Camber, with respect to Shares beneficially owned and held of record by the same two private investment funds and one managed account for which Camber serves as the investment manager with full discretionary authority. Mr. DuBois is the managing member of Camber.

          The foregoing persons as described above are hereinafter collectively referred to as the "Reporting Persons."

(b) The principal business address of each of the Reporting Persons is 101 Huntington Avenue, Suite 2550, Boston, Massachusetts 02199-8089.

(c)      The principal business of Camber is to invest in securities.
         The principal business of Mr. DuBois is the management of investments in securities.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Camber is a limited liability company organized under the laws of the Commonwealth of Massachusetts. Mr. DuBois is a citizen of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

The 1,385,000 Shares to which this Schedule 13D relates were acquired for an aggregate purchase price of $43,168,169 using working capital.

Item 4. Purpose of Transaction.

The Shares to which this Schedule 13D relates were acquired based on the Reporting Persons' belief that such Shares represent an attractive investment opportunity. The Reporting Persons intend to review the investment in the Company on a continuing basis and may engage in discussions with management, the Company's Board of Directors, other shareholders of the Company and other relevant parties concerning, without limitation, potential business combinations and strategic alternatives, the business, operations, governance, management, strategy and future plans of the Company. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the investment opportunities available to the Reporting Persons, conditions in the securities markets, and economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the investment in the Company as the Reporting Persons deem appropriate.

Except as set forth above, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No.  207410101                  13D                      Page 5 of 6 Pages

The Reporting Persons review their holdings in the Company on a continuing basis and as part of this ongoing review, evaluate various alternatives that are or may become available with respect to securities of the Company. The Reporting Persons may from time to time and at any time, in their sole discretion purchase additional equity or debt securities or other instruments of the Company or dispose of such equity or debt securities or other instruments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own 1,385,000 Shares of the Company in the aggregate, representing approximately 5.02% of such class of securities. The percentage of the Shares beneficially owned by the Reporting Persons is based on a total of 1,385,000 Shares of the Company outstanding as of December 13, 2013 as reported in the Company's Form 10-Q for the quarterly period ended September 30, 2013 filed with the Securities and Exchange Commission on October 28, 2013.

(b) Camber has the power to dispose of and the power to vote the Shares beneficially owned by the Reporting Persons, which power may be exercised by its managing member, Mr. DuBois. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act"), Mr. DuBois may be deemed to beneficially own the Shares held by the Reporting Persons.

     The investment and voting decisions of each of the Reporting Persons are controlled by Camber. As a result, each of the Reporting Persons may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the Shares beneficially owned for such purposes by the others. As the investment manager with full discretionary authority, Camber also may be deemed to beneficially own the 1,385,000 Shares, constituting approximately 5.02% of the issued and outstanding Shares. As the managing member of Camber, Mr. DuBois may be deemed to beneficially own the 1,385,000 Shares, constituting approximately 5.02% of the issued and outstanding Shares. Mr. DuBois does not personally own any Shares. Camber has sole voting and dispositive power with respect to the 1,385,000 Shares by virtue of its authority to vote and dispose of such Shares.

 (c) During the last sixty days, the Reporting Persons acquired Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 1 and incorporated herein by this reference. All such transactions were effected in the open market on the NASDAQ National Market. Except as set forth on the attached Schedule of Transactions, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified in response to Item 2, beneficially owns any Shares or has effected any transactions in the Shares during the preceding 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Joint Filing Agreement attached as Exhibit 2 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

        Exhibit 1:  Schedule of Transactions

        Exhibit 2: Joint Filing Statement as required by Rule 13d(1)(k)(l) under the Act.

CUSIP No. 207410101                   13D                      Page 6 of 6 Pages


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   December 16, 2013

                                          Camber Capital Management LLC

                                          By: /s/     Sean George
                                             Sean George
                                             Chief Financial Officer

                                          Stephen DuBois

                                          By: /s/     Stephen DuBois
                                                Stephen DuBois, individually